Calgary, Alberta

    November 2, 2010

NEWS RELEASE:

Paramount Resources Ltd.

Financial and Operating Results

For The Three and Nine Months Ended September 30, 2010

Paramount Resources Ltd. (TSX:  POU) ("Paramount" or the "Company") announces its financial and operating results for the three and nine months ended September 30, 2010.

FINANCIAL AND OPERATING HIGHLIGHTS(1)
($ millions, except as noted)
	Three months ended September 30			Nine months ended September 30
	2010	2009	Change %	2010	2009	Change %
Financial
Petroleum and natural gas sales	44.9	36.3	24	138.4	116.7	19
Funds flow from operations	23.2	10.2	127	66.9	41.5	61
Per share – diluted ($/share)	0.32	0.15	113	0.92	0.63	46
Net loss	(3.7)	(25.2)	(85)	(46.9)	(51.4)	(9)
Per share – diluted ($/share)	(0.05)	(0.38)	(87)	(0.65)	(0.78)	(17)
Exploration and development expenditures	36.4	11.0	231	120.9	71.9	68
Investments – market value(2)				443.7	303.2	46
Total assets				1,183.0	1,047.7	13
Net debt (3)				221.8	133.0	67
Common shares outstanding (thousands)				72,598	65,959	10

Operating
Sales volumes:
Natural gas (MMcf/d)	62.9	49.9	26	56.7	53.4	6
Oil and NGLs (Bbl/d)	3,480	3,733	(7)	3,427	3,549	(3)
Total (Boe/d)	13,967	12,046	16	12,884	12,440	4
Gas weighting	75%	69%	9	73%	71%	3
Average realized price:
Natural gas ($/Mcf)	4.12	3.24	27	4.67	4.32	8
Oil and NGLs ($/Bbl)	65.85	62.33	6	70.62	55.49	27

Net wells drilled	10	2	400	79	18	339

(1)

Readers are referred to the advisories concerning non-GAAP measures and oil and gas definitions in the “Advisories” section of this document.

(2)

Based on the period-end closing prices of publicly traded enterprises and the book value of the remaining investments.

(3)

Net debt is a non-GAAP measure, it is calculated and defined in the Liquidity and Capital Resources section of Management’s Discussion and Analysis.

THIRD QUARTER OVERVIEW

•

Funds flow from operations increased by 127 percent to $23.2 million in the third quarter of 2010 compared to $10.2 million in the third quarter of 2009, primarily due to higher revenue, including settlements of financial commodity contracts, partially offset by higher operating expenses and royalties.

•

The third quarter 2010 net loss decreased by $21.5 million to $3.7 million compared to $25.2 million in the third quarter of 2009, primarily as a result of a higher future income tax recovery and higher petroleum and natural gas sales, partially offset by higher depletion, depreciation and accretion.

Principal Properties

•

Production increased 16 percent to 13,967 Boe/d in the third quarter of 2010 compared to 12,046 Boe/d in the third quarter of 2009, primarily associated with new well production in the Kaybob and Grande Prairie COUs and the impact of the June 2010 Redcliffe acquisition.

•

Operating expenses decreased $0.36 per Boe to $9.98 per Boe in the third quarter of 2010 compared to $10.34 per Boe in the same quarter of 2009.

•

Based on recent successful drilling results, the Kaybob COU has commissioned the construction of a processing plant at Musreau with a capacity of up to 50 MMcf/d, anticipated to be operational in the third quarter of 2011, and has also nominated for an additional 50 MMcf/d of processing capacity in a third party facility expansion at Smoky, anticipated to be operational in the third quarter of 2012.

•

The Grande Prairie COU continues to make progress in expanding gathering and processing capacity at Karr-Gold Creek, which is expected to be operational before the end of 2010.

•

The Northern COU’s capital program is substantially complete for 2010. One (1.0 net) well drilled in the first quarter is expected to be brought on in the fourth quarter.

•

The Southern COU drilled four (4.0 net) coal bed methane wells and five (1.3 net) oil wells during the quarter.

•

The joint development partner under the North Dakota joint development agreement drilled three Bakken oil wells, completing two of them.

Strategic Investments

•

The Hoole Oil Sands Project team commenced conceptual design work related to the regulatory application for commercial development. The application is expected to be submitted in 2011.

•

 Two of Paramount’s three drilling rigs are being used to drill on the Company’s properties in Alberta. The United States drilling rig continues to be contracted by the North Dakota joint development partner.

•

In the third quarter of 2010, MEG Energy Corp. ("MEG") completed its initial public offering on the Toronto Stock Exchange and Paramount’s investment in 3.7 million common shares, previously carried at $27.50 per share, was marked-to-market to the September 30, 2010 closing price of $35.85 per share.

Corporate

•

In July 2010, following the acquisition of Redcliffe, the borrowing base and lender commitments under the Company’s credit facility were increased from $125 million to $160 million.

 Paramount Resources Ltd. | Third Quarter 2010

REVIEW OF OPERATIONS

Paramount’s average daily sales volumes by Corporate Operating Unit ("COU") for the three months ended September 30, 2010 and June 30, 2010 are summarized below:

	Q3 2010			Q2 2010			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	25.6	570	4,829	21.2	510	4,035	4.4	60	794
Grande Prairie	14.7	977	3,425	13.4	965	3,202	1.3	12	223
Northern	13.0	476	2,646	13.0	461	2,624	–	15	22
Southern	9.6	1,457	3,067	9.4	1,351	2,926	0.2	106	141
Total	62.9	3,480	13,967	57.0	3,287	12,787	5.9	193	1,180

The Company’s netbacks for the current and prior quarter are as follows:

	Three months ended
($/Boe)	September 30, 2010	June 30, 2010
Petroleum and natural gas sales	34.96	38.34
Royalties	(3.40)	(4.78)
Operating expense and production tax	(9.98)	(9.54)
Transportation	(3.39)	(3.87)
Netback	18.19	20.15
Financial commodity contract settlements	3.95	4.16
Netback including financial commodity contract settlements	22.14	24.31

Exploration and development expenditures for the third quarter were $36.4 million compared to $17.7 million in the second quarter of 2010.

The majority of the Company’s third quarter 2010 capital program focused on horizontal drilling in the Kaybob and Grande Prairie COUs directed at the Dunvegan, Fahler and Montney formations. These high liquids content formations continue to provide attractive rates of return in the current low natural gas price environment. The Alberta Government’s decision to maintain the five percent royalty rate on initial production from new oil and gas wells and the Alberta Natural Gas Deep Drilling Program further support the economics of the Company’s ongoing development and exploitation of unconventional tight gas reservoirs.

Paramount continues to monitor the financial performance of its properties in the current natural gas price environment to ensure they remain economic. No wells have been shut-in to date for economic reasons.

Kaybob

Third quarter sales volumes for the Kaybob COU increased 794 Boe/d to 4,829 Boe/d, consisting of 25.6 MMcf/d of natural gas and 570 Bbl/d of oil and NGLs. This increase is attributable to one (1.0 net) new well being brought on production in Smoky during the third quarter and a full quarter of production from four (2.0 net) wells brought on production in the second quarter, partially offset by natural production declines.

 Paramount Resources Ltd. | Third Quarter 2010

Capital expenditures for the Kaybob COU during the third quarter were approximately $11.1 million, excluding land acquisitions and drilling royalty credits. Third quarter activities included completing and equipping one (1.0 net) well at Smoky, which was subsequently brought on production in early October, recompleting a well in Musreau, and starting preparatory work for wells that will be drilled in the fourth quarter.

The Kaybob COU expects to drill up to seven (4.3 net) horizontal wells prior to year end targeting liquids rich natural gas from the Fahler and Dunvegan formations. The majority of the wells planned will be drilled from existing leases or new multiple-well pads, reducing per-well drilling costs by minimizing mobilization and demobilization activities and allowing surface equipment and pipelines to be shared. Where two or more wells are drilled from a single lease, the Company anticipates performing the fracture stimulations back-to-back, increasing equipment and personnel efficiencies and reducing per-well completion costs. Production from these seven (4.3 net) planned wells is not expected until the first quarter of 2011.

Based on the performance of the wells drilled to date, the Company plans to increase processing capacity to ensure sufficient facilities are available for the anticipated increase in production as the Kaybob COU continues to execute its development program. Paramount has commissioned the construction of a processing plant at Musreau with a capacity of up to 50 MMcf/d, anticipated to be operational in the third quarter of 2011, and has nominated for 50 MMcf/d of capacity at a non-operated plant expansion in Smoky, anticipated to be operational in the third quarter of 2012.

Grande Prairie

Grande Prairie COU third quarter sales volumes were 3,425 Boe/d, an increase of seven percent from the prior quarter. The increase is primarily the result of new production from wells drilled and completed in Karr-Gold Creek and Valhalla and the impact of the June 2010 Redcliffe acquisition, partially offset by natural declines.

Total capital expenditures in the Grande Prairie COU for the third quarter were approximately $26.3 million, excluding land acquisitions and drilling royalty credits. During the quarter, three (2.4 net) horizontal Montney gas wells were drilled at Karr-Gold Creek and one (0.6 net) horizontal Montney gas well was drilled at Valhalla. Two (2.0 net) wells drilled previously were completed and brought on production at Karr-Gold Creek. Due to capacity constraints, wells previously on production were shut-in to allow the newly completed wells to be tied-in and tested.

Construction of the first phase of the compression/dehydration facility at Karr-Gold Creek is nearing completion, with start-up expected in the fourth quarter. The project has been delayed by wet weather which made the site inaccessible to heavy equipment for an extended period. The initial 20 MMcf/d raw gas processing capacity of the facility is planned to be expanded to 40 MMcf/d in the first quarter of 2011.  This will allow wells that are currently restricted or shut-in to be brought on stream and for further horizontal drilling to take place in 2011.

At Valhalla, five wells have now been drilled and completed (including the well completed in the third quarter).  Construction of the Valhalla gas gathering system is progressing and the system is expected to be operational in early 2011. The Company is evaluating opportunities to target other formations in Valhalla to increase liquids recoveries and enhance returns.

Northern

Third quarter 2010 sales volumes in the Northern COU were 2,646 Boe/d, consistent with the second quarter of the year.

Third quarter capital expenditures for the Northern COU were approximately $0.4 million and related to seismic work and lease preparation for the forthcoming winter drilling season. A Cameron Hills well drilled earlier in 2010 is expected to be brought on production in the fourth quarter, subject to the receipt of regulatory approvals.

 Paramount Resources Ltd. | Third Quarter 2010

Southern

The Southern COU’s third quarter sales volumes were 3,067 Boe/d, an increase of 5 percent from the prior quarter, primarily due to the Redcliffe acquisition.

Total capital expenditures in the Southern COU for the third quarter were approximately $2.6 million, excluding land acquisitions and drilling royalty credits. The Southern COU drilled four (4.0 net) coal bed methane wells and five (1.3 net) oil wells during the third quarter.  Completion and tie-in of the thirteen (13.0 net) coal bed methane wells drilled throughout 2010 is expected to be completed in the fourth quarter.

Paramount has entered into a joint development agreement in southern Saskatchewan with a Canadian exploration and development company. Under the agreement, the partner has committed to carry out a multiple well Viking formation drilling program in order to receive a post-payout interest of 55 percent in certain properties. Three oil wells have been drilled to date under this agreement.

In the United States, Paramount operates through its wholly-owned subsidiary, Summit Resources Inc. ("Summit").  In April 2010, Summit entered into a joint development agreement with a United States focused exploration and development company that has significant operations and experience in the Bakken play in North Dakota.  Under the agreement, which covers approximately 39,900 net acres of Summit’s undeveloped North Dakota lands, the US company is carrying out a multiple well Bakken horizontal drilling program using multi-stage fracture technology in order to earn an undivided 50 percent of Summit’s interest in these lands (19,950 net acres). The North Dakota joint development partner has drilled three horizontal wells to date, two of which have been completed.

Hoole Grand Rapids Oil Sands Project

In the third quarter, Paramount commenced conceptual design work that will be incorporated into the 2011 regulatory application for commercial development of the initial phase of the Hoole Grand Rapids Oil Sands Project. Activities include reservoir modeling to select a depletion strategy, surface design to create drilling and surface templates and water treatment analysis to assess the most effective way to re-use produced water.  The preparation of an environmental impact assessment for the area is progressing, and an evaluation of carbon dioxide sequestration technology has been initiated to determine if it is suitable for the project.

In May 2010, Paramount received an updated resource evaluation of its Hoole property, including the results of the Company’s 45 well winter drilling and delineation program. The table below summarizes the estimated volumes and net present values attributable to Paramount's 100 percent interest in the contingent bitumen resources within the Grand Rapids formation at the Hoole property, as evaluated by the Company’s independent reserves evaluator, as of April 30, 2010:

Category / Level of Certainty(1)	Contingent Resources(2)(3) (MBbl)(4)	Fully Developed Production(5)(Bbl/d)	NPV(6) of Future Net Revenue Discounted At 10% ($MM) (7)
High estimate	786,394	85,000	2,934
Best estimate	634,102	70,000	1,908
Low estimate	458,893	50,000	967

(1)

A low estimate means high certainty (P90), a best estimate means most likely (P50) and a high estimate means low certainty (P10).

(2)

Represents the Company’s share of recoverable volumes before deduction of royalties.

(3)

Contingent resources are those quantities of bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but are classified as a resource rather than a reserve due to one or more contingencies, such as the absence of regulatory approvals, detailed design estimates or near term development plans.

(4)

Thousands of barrels

(5)

These estimates assume that initial production will commence in 2015 and fully developed production will be reached in 2016 for the low estimate, 2017 for the best estimate, and 2018 for the high estimate.

(6)

NPV means net present value and represents the Company’s share of future net revenue, before the deduction of income tax and does not represent fair value. The calculation considers such items as revenues, royalties, operating costs, abandonment costs and capital expenditures. Royalties have been calculated based on Alberta’s Royalty Framework applicable to oil sands projects in Alberta. The calculation does not consider financing costs and general and administrative costs. All NPVs are calculated assuming natural gas is used as a fuel for steam generation. Revenues and expenditures were calculated based on the reserve evaluator’s forecast prices and costs as of April 1, 2010.

(7)

Millions of Canadian dollars

 Paramount Resources Ltd. | Third Quarter 2010

OUTLOOK

Based on encouraging drilling and completion results achieved to date, Paramount expects to continue its accelerated development plans in the Kaybob and Grande Prairie COUs during the remainder of 2010.  Additional capital spending beyond the Company's $130 million exploration and development budget is anticipated, the extent of which will depend upon continued strong drilling and completion results and commodity prices.

Year-to-date average production of 12,884 Boe/d is consistent with expectations and the Company’s annual 2010 production forecast of 13,425 Boe/d remains unchanged.

ADDITIONAL INFORMATION

A copy of Paramount’s complete results for the three and nine months ended September 30, 2010 including Management’s Discussion and Analysis and the Unaudited Interim Consolidated Financial Statements can be obtained at http://media3.marketwire.com/docs/1102pou.pdf. This report will also be made available through Paramount’s website at www.paramountres.com and SEDAR at www.sedar.com.

ABOUT PARAMOUNT

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

 Paramount Resources Ltd. | Third Quarter 2010

ADVISORIES

Certain statements in this document constitute forward-looking information under applicable securities legislation. Forward-looking information in this document includes references to:

▪

expected production volumes;

▪

planned exploration and development budget;

▪

budget allocations and capital spending flexibility;

▪

expected future plans relating to the COUs;

▪

capital structure and the flexibility to change future business plans, whether arising from low commodity prices or otherwise;

▪

expected drilling programs, well tie-ins, facility construction and expansions, completions, and the timing thereof; and

▪

estimated contingent bitumen resources and the discounted present value of future net revenues from such resources (including the forecast prices and costs and the timing of expected production volumes and future development capital).

Forward-looking information is based on a number of assumptions. In addition to any other assumptions identified in this document, assumptions have been made regarding: future oil and gas prices remaining economic and provisions for contingencies being adequate. Assumptions have also been made relating to production levels from existing wells and exploration and development plans based on management’s experience, historical trends, current conditions and anticipated future developments.

Although Paramount believes that the expectations reflected in such forward looking information is reasonable, undue reliance should not be placed on it as Paramount can give no assurance that such expectations will prove to be correct. Forward-looking information is based on expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward looking information. The material risks and uncertainties include, but are not limited to:

▪

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

▪

the uncertainty of estimates and projections relating to future production, costs and expenses;

▪

the ability to secure adequate product processing, transportation and storage;

▪

the uncertainty of exploration, development and drilling;

▪

operational risks in exploring for, developing and producing crude oil and natural gas, and the timing thereof;

▪

the ability to obtain equipment, services, supplies and personnel in a timely manner;

▪

potential disruption or unexpected technical difficulties in designing, developing or operating new or existing facilities;

▪

risks and uncertainties involving the geology of oil and gas deposits;

▪

the uncertainty of reserves and resource estimates;

▪

the ability to generate sufficient cash flow from operations and other sources of financing at an acceptable cost to meet current and future obligations;

▪

changes to the status or interpretation of laws, regulations or policies;

▪

the timing of governmental or regulatory approvals;

▪

changes in general business and economic conditions;

▪

uncertainty regarding aboriginal land claims and co-existing with local populations; and

▪

the effects of weather.

The foregoing list of risks is not exhaustive. Additional information concerning these and other factors which could impact Paramount are included in Paramount’s most recent Annual Information Form. The forward-looking information contained in this document is made as of the date hereof and, except as required by applicable securities law, Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

In this document "Funds flow from operations", "Funds flow from operations per share - diluted", "Netback", "Netback before settlements of financial commodity contracts", "Investments – market value", and "Net Debt", collectively the "Non-GAAP measures", are used and do not have any standardized meanings as prescribed by GAAP. They are used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations. Funds flow from operations refers to cash flows from operating activities before net changes in operating working capital. Netback equals petroleum and natural gas sales less royalties, operating costs, production taxes and transportation costs. Refer to the calculation of Net Debt in the liquidity and capital resources section of Management’s Discussion and Analysis. Investments – market value includes Paramount’s publicly traded investments in Trilogy Energy Corp., MGM Energy Corp., Nuloch Resources Inc., Redcliffe Exploration Inc. (in 2009) and others valued at the period-end closing trading price and the book value of the remaining investments.

Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP. The Non-GAAP measures are unlikely to be comparable to similar measures presented by other issuers.

 Paramount Resources Ltd. | Third Quarter 2010

Oil and Gas Measures and Definitions

This document contains disclosure expressed as "Boe/d". All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

This document contains disclosure of the results of an updated evaluation of the Company’s contingent bitumen resources from the Grande Rapids formation at Hoole, Alberta.  Contingent resources are those quantities of bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but are classified as a resource rather than a reserve due to one or more contingencies, such as the absence of regulatory approvals, detailed design estimates or near term development plans.  A low estimate means high certainty (P90), a best estimate means most likely (P50) and a high estimate means low certainty (P10).

The before tax net present value of contingent bitumen resources disclosed represents the Company's share of future net revenue, before the deduction of income tax and does not represent fair market value.  The calculation considers such items as revenues, royalties, operating costs, abandonment costs and capital expenditures.  Royalties have been calculated based on Alberta's Royalty Framework applicable to oil sands projects in Alberta. The calculation does not consider financing costs and general and administrative costs.  The net present value was calculated assuming natural gas is used as a fuel for steam generation.  Revenues and expenditures were calculated based on the reserve evaluator’s forecast prices and costs as of April 1, 2010.

For further information, please contact:

Paramount Resources Ltd.

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Phone: (403) 290-3600

Fax: (403) 262-7994

 Paramount Resources Ltd. | Third Quarter 2010